SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  4 )*


InterTAN, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

461120107
(CUSIP Number)

Michael S. Katz, Two American Lane, Greenwich, Connecticut 06836
Tel: (203) 861-8489
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 7 Pages)

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sunrise Partners L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          1,187,310

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          1,187,310

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,187,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.53%

14   TYPE OF REPORTING PERSON*
          OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Dawn General Partner Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          1,187,310

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          1,187,310

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,187,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.53%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Paloma Partners L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          1,187,310

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          1,187,310

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,187,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.53%

14   TYPE OF REPORTING PERSON*
          OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          S. Donald Sussman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          1,187,310

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          1,187,310

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,187,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.53%

14   TYPE OF REPORTING PERSON*
          IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock, $1.00 par value ("Common Stock"), of InterTAN, Inc. (the "Issuer") beneficially owned by Sunrise Partners L.L.C. ("Sunrise"), Dawn General Partner Corp. ("Dawn"), Paloma Partners L.L.C. ("Paloma") and S. Donald Sussman ("Sussman") as of February 3, 1999, and amends the Schedule 13D filed on September 24, 1993, as amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.


ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Sunrise in making the purchases of the shares Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                    AMOUNT OF FUNDS

Working Capital                    $10,835,220.23*


ITEM 5.   Interest in Securities of the Issuer

     (a) Sunrise beneficially owns $10,000,000 principal amount (Cdn.) of the Issuer's 9% Convertible Subordinated Debentures due August 30, 2000 ("Debentures"), which are convertible into 1,187,310 shares of Common Stock, constituting 8.53% of the outstanding shares of Common Stock.

     (b) Sunrise has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by its member managers, Dawn and Paloma (each acting directly or indirectly through Sussman).

     (c) The following transaction was effected by Sunrise during the past sixty (60) days:

     DATE      SECURITY  AMOUNT BOUGHT (SOLD)PRICE EXCLUDING
COMMISSION

January 27, 1999Debentures($2,314,000)
$3,517,858.50*


     * Canadian Dollars.

     The above transaction was effected by Sunrise over-the-counter.

     (d) No person other than the Reporting Persons referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of shares of Common Stock.

     (e)  Not applicable.
SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 3, 1999


                         SUNRISE PARTNERS L.L.C.

                         By: Dawn General Partner Corp., as
                              Manager


                              By: /s/ Michael J. Berner
                                   Michael J. Berner
                                   Vice President


                         DAWN GENERAL PARTNER CORP.


                         By: /s/ Michael J. Berner
                              Michael J. Berner
                              Vice President


                         PALOMA PARTNERS L.L.C.

                         By: Paloma Partners Company L.L.C., as
                              Manager


                              By: /s/ Michael J. Berner
                                   Michael J. Berner
                                   Vice President


                         ____/s/ S. Donald Sussman______
                              S. Donald Sussman